Exhibit 99.2

ProQR Therapeutics N.V. Press Release August 17, 2016

FINAL – FOR RELEASE

ProQR Announces Results for the Second Quarter of 2016

LEIDEN, the Netherlands, August 17, 2016 — ProQR Therapeutics N.V. (Nasdaq: PRQR), a company dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe orphan diseases such as cystic fibrosis (CF) and Leber’s congenital amaurosis Type 10 (LCA10), today announced results for the second quarter of 2016.

“We continue to make good progress with our three different development programs, all RNA oligonucleotides for serious genetic diseases. For QR-010 for patients with CF due to the ΔF508 mutation, we will present top-level results from clinical proof-of-concept study, PQ-010-002 later this year during the North American Cystic Fibrosis Conference (NACFC).”, said Daniel de Boer, Chief Executive Officer of ProQR. “For QR-110 for patients with LCA10, we presented strong pre-clinical proof-of-concept data at the Association for Research in Vision and Ophthalmology (ARVO) conference. We plan to move this program towards the clinic this year. For QR-313 for dystrophic epidermolysis bullosa (DEB) patients due to mutations in Exon 73, we continue to strengthen the pre-clinical proof-of-concept in important clinically relevant models. In addition to our three molecules in development, we are strengthening our pipeline of RNA oligonucleotides for severe genetic diseases through our innovation unit.”

Financial Highlights

At June 30, 2016, ProQR held cash and cash equivalents of €76.3 million, compared to €85.5 million at March 31, 2016. Net cash used in operating activities during the three month period ended June 30, 2016 was €8.3 million, compared to €5.9 million for the same period last year.

Research and development costs increased to €8.6 million for the quarter ended June 30, 2016 from €5.4 million for the same period last year and comprised of allocated employee costs including share-based payments, the costs of materials and laboratory consumables, outsourced activities, license and intellectual property costs and other allocated costs. The increase in expenses was primarily due to the advancement of our pipeline, which included clinical development of QR-010, preclinical development of QR-110 and progress of our innovation programs such as QR-313 for epidermolysis bullosa, which moved into preclinical development this quarter and other pipeline programs.

General and administrative costs increased to €2.6 million for the quarter ended June 30, 2016 from €1.8 million for the same period last year, in line with the growth of our organization.

Net result for the three month period ended June 30, 2016 was a €10.0 million loss or €0.43 per share, compared to a €8.6 million loss or €0.37 per share for the same period last year. For further financial information for the period ending June 30, 2016, please refer to the financial statements appearing at the end of this release.

Corporate Highlights

•	QR-010 for patients with CF due to the ΔF508 mutation is being studied in two global clinical trials. PQ-010-002 is a proof-of-concept study evaluating the effect of QR-010 on an important measurement of CFTR function, the nasal potential difference (NPD). PQ-010-002 is an open label 28-day study of topical exposure of QR-010 in 16 CF patients, 8 homozygous (carrying two copies) for the ΔF508 mutation and 8 compound heterozygous (one copy of the ΔF508 plus one other CF disease causing mutation) with the option to enroll an additional 16. Top-line data from the first 16 patients is expected to be presented during the NACFC, Orlando, Florida, October 27 - 29, 2016. The other study, PQ-010-001 is a Phase 1b randomized, double-blind, placebo-controlled, dose-escalation 28-day study. The safety, tolerability and pharmacokinetics of single and multiple ascending doses of inhaled QR-010 will be evaluated in 64 CF patients carrying two copies (homozygotes) of the ΔF508 mutation. In addition, exploratory efficacy endpoints in this study include sweat chloride, weight gain, CFQ-R Respiratory Symptom Score and lung function, measured by FEV1. This study is not powered for statistical significance on any of these exploratory endpoints. The company expects to present preliminary safety data from the single ascending dose cohorts at the same time as results for study PQ-010-002.

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

•	At the 2016 European Cystic Fibrosis Conference (ECFS, June 10 2016) the company presented additional pre-clinical data for QR-010 in a presentation titled “QR-010 penetrates the CF-like mucus barrier in vitro and in vivo.” QR-010 was shown to diffuse rapidly through CF-like mucus layers in in vitro and in vivo models. QR-010 was also shown to be stable in CF sputum, in the presence of CF lung bacteria and in the presence of clinically relevant levels of CF standard-of-care.

•	QR-110, for patients with LCA10, due to the p.Cys998X mutation received orphan drug designation (ODD) from both the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA). ODD in the U.S. and the European Union confers a special status for investigational drugs that are being developed for rare diseases.

•	ProQR strengthened its Supervisory Board with the appointment of James Shannon, MD in June 2016. James was the former Chief Medical Officer at GlaxoSmithKline and Global Head of Pharma Development at Novartis. We believe that James’ broad knowledge and expertise in drug development and pharma will be of significant value to the Supervisory Board.

•	The company moved headquarters to Zernikedreef 9, 2333 CK Leiden, the Netherlands.

Subsequent events

•	The company has moved its product candidate for the third program, QR-313 (previously named QRX-313) into pre-clinical development for the treatment of dystrophic epidermolysis bullosa (DEB). QR-313 is an RNA oligonucleotide designed to induce the exclusion of a part of the RNA (exon skipping) that contains a disease causing mutation with the aim to restore functional COL7a1 protein and with that the anchoring fibrils that bind the layers of skin together. QR-313 is the second program to be added to the pipeline behind the CF and LCA10 programs from ProQR’s internal innovation (discovery) unit.

•	QR-010 received a Fast Track designation by the US Food and Drug Administration (FDA). Drugs that are under development for serious conditions and have the potential to fulfill an unmet medical need can receive this designation. It was established with the intention to bring promising drugs to patients sooner by facilitating the development with more frequent FDA interactions and expediting the review process.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe orphan diseases such as cystic fibrosis and Leber’s congenital amaurosis. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind. Since 2012.

About QR-010

QR-010 is a first-in-class RNA-based oligonucleotide designed to address the underlying cause of the disease by repairing the mRNA in CF patients that have the ΔF508 mutation. The ΔF508 mutation is a deletion of three of the coding base pairs, or nucleotides, in the CFTR gene, which results in the production of a misfolded CFTR protein that does not function normally. QR-010 is designed to bind to the defective CFTR mRNA and restore CFTR function. QR-010 is designed to be self-administered via an optimized eFlow® Nebulizer (PARI Pharma GmbH). eFlow® is a small, handheld aerosol delivery device which nebulizes QR-010 into a mist inhaled directly into the lungs. We believe this route of administration could allow maximum exposure of QR-010 to the primary target organ, the lung, as well as significant exposure to other affected organs through systemic absorption into the blood. QR-010 has been granted orphan drug designation in the United States and the European Union. The QR-010 project has received funding from the European Union’s Horizon 2020 research and innovation programme under grant agreement No 633545.

About QR-110

QR-110 is a first-in-class RNA-based oligonucleotide designed to address the underlying cause of Leber’s congenital amaurosis Type 10 due to the p.Cys998X mutation in the CEP290 gene. The p.Cys998X mutation is a substitution of one nucleotide in the pre-mRNA that leads to aberrant splicing of the mRNA and non-functional CEP290 protein. QR-110 is designed to restore wild-type CEP290 mRNA leading to the production of wild-type CEP290 protein by binding to the mutated location in the pre-mRNA causing normal splicing of the pre-mRNA. QR-110 is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the United States and the European Union.

About QR-313

QR-313 is a first-in-class RNA-based oligonucleotide designed to address the underlying cause of dystrophic epidermolysis bullosa (DEB) due to mutations in exon 73 of the COL7A1 gene. Mutations in this exon can cause loss of functional collagen type VII (C7) protein. Absence of C7 results in the loss of anchoring fibrils that normally link the dermal and epidermal layers of the skin together. QR-313 is designed to exclude exon 73 from the mRNA (exon skipping) and produce truncated but functional C7 protein and thereby restores functionality of the anchoring fibrils.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding QR-010, QR-110 and QR-313, and the clinical development and the therapeutic potential thereof, statements regarding our ongoing and planned discovery and development of product candidates, including those in our innovation pipeline, statements regarding release of clinical data, statements regarding the appointment of Dr. Shannon, and statements regarding the Horizon 2020 program. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.:

Sariette Witte

Head of Communications

T: +1 213 261 8891

ir@proqr.com

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Financial Position

	June 30, 2016	December 31, 2015
	€1,000	€1,000
Assets
Current assets
Cash and cash equivalents	76,311	94,865
Prepayments and other receivables	3,185	1,948
Social securities and other taxes	651	956
Total current assets	80,147	97,769
Property, plant and equipment	3,670	2,199
Intangible assets	116	141
Total assets	83,933	100,109
Liabilities and shareholders’ equity
Current liabilities
Finance lease liabilities	—	15
Trade payables	1,038	885
Social securities and other taxes	303	235
Pension premiums	43	16
Deferred income	—	144
Other current liabilities	6,349	4,191
Total current liabilities	7,733	5,486
Borrowings	5,267	4,824
Total liabilities	13,000	10,310
Shareholders’ equity
Shareholders’ equity	70,933	89,799
Total liabilities and shareholders’ equity	83,933	100,109

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period ended June 30,		Six month period ended June 30,
	2016	2015	2016	2015
	€1,000	€1,000	€1,000	€1,000
Other income	589	748	1,278	1,086
Research and development costs	(8,606)	(5,427)	(15,504)	(10,907)
General and administrative costs	(2,615)	(1,777)	(5,217)	(3,380)

Total operating costs	(11,221)	(7,204)	(20,721)	(14,287)

Operating result	(10,632)	(6,456)	(19,443)	(13,201)
Finance income and expense	673	(2,168)	(714)	4,812
Result before corporate income taxes	(9,959)	(8,624)	(20,157)	(8,389)
Income taxes	—	—	—	—

Net loss attributable to equity holders of the Company	(9,959)	(8,624)	(20,157)	(8,389)
Other comprehensive income	(5)	—	0	—
Total comprehensive loss (attributable to equity holders of the Company)	(9,964)	(8,624)	(20,157)	(8,389)

Share information
Weighted average number of shares outstanding[1]	23,346,340	23,343,253	23,346,153	23,340,971
Earnings per share attributable to the equity holders of the Company (expressed in Euro per share)
Basic loss per share[1]	(0.43)	(0.37)	(0.86)	(0.36)
Diluted loss per share[1]	(0.43)	(0.37)	(0.86)	(0.36)

1.	For this period presented in these financial statements, the potential exercise of share options is not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal in this period.

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Changes in Equity

	Number of shares	Total Share Capital	Share Premium	Equity Settled Employee Benefit Reserve	Translation Reserve	Accumulated Deficit	Total Equity
		€1,000	€1,000	€1,000	€1,000	€1,000	€1,000
Balance at January 1, 2015	23,338,154	934	123,581	687	—	(15,798)	109,404
Net loss	—	—	—	—	—	(8,389)	(8,389)
Recognition of share-based payments	—	—	—	619	—	—	619
Share options exercised	5,217	0	6	—	—	—	6

Balance at June 30, 2015	23,343,371	934	123,587	1,306	—	(24,187)	101,640
Balance at January 1, 2016	23,345,965	934	123,595	1,899	1	(36,630)	89,799
Net loss	—	—	—	—	—	(20,157)	(20,157)
Other comprehensive income	—	—	—	—	0	—	0
Recognition of share-based payments	—	—	—	1,289	—	—	1,289
Share options exercised	891	0	2	—	—	—	2

Balance at June 30, 2016	23,346,856	934	123,597	3,188	1	(56,787)	70,933

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period ended June 30,		Six month period ended June 30,
	2016	2015	2016	2015
	€1,000	€1,000	€1,000	€1,000
Cash flows from operating activities
Net result	(9,964)	(8,624)	(20,157)	(8,389)
Adjustments for:
— Depreciation	360	117	694	212
— Share-based compensation	699	331	1,289	619
— Financial income and expenses	(673)	2,168	714	(4,812)
Changes in working capital	1,242	(16)	1,292	999

Cash used in operations	(8,336)	(6,024)	(16,168)	(11,371)

Corporate income tax paid	—	—	—	—
Interest received/(paid)	1	105	66	177

Net cash used in operating activities	(8,335)	(5,919)	(16,102)	(11,194)

Cash flow from investing activities
Purchases of intangible assets	—	(28)	—	(28)
Purchases of property, plant and equipment	(1,571)	(549)	(2,073)	(1,037)

Net cash used in investing activities	(1,571)	(577)	(2,073)	(1,065)

Cash flow from financing activities
Proceeds from exercise of share options	2	1	2	6
Proceeds from borrowings	—	1,254	193	1,254
Redemption of financial lease	(7)	(8)	(15)	(20)

Net cash generated by financing activities	(5)	1,247	180	1,240

Net increase/(decrease) in cash and cash equivalents	(9,911)	(5,249)	(17,995)	(11,019)
Currency effect cash and cash equivalents	755	(2,184)	(559)	4,665
Cash and cash equivalents, at beginning of the period	85,467	113,815	94,865	112,736

Cash and cash equivalents at the end of the period	76,311	106,382	76,311	106,382